SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
-------------------

(Amendment No. 3)

SCHEDULE 14D-1/A
Tender Offer Statement
Pursuant to Section 14(d)(1)of the Securities Exchange Act of 1934
-------------------

GLOBAL MOTORSPORT GROUP, INC.
(Name of Subject Company)

-------------------
GOLDEN CYCLE, LLC
ALEXANDER GRASS
ROGER GRASS
(Bidders)
-------------------

COMMON STOCK, PAR VALUE $.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
(Title of Class of Securities)

-------------------
378937106
(CUSIP Number of Class of Securities)

-------------------
ROGER GRASS
GOLDEN CYCLE, LLC
ONE WYNNEWOOD ROAD, SUITE 100
WYNNEWOOD, PA 19096
(610) 642-8600
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Bidder)
-------------------

COPY TO:
HERBERT HENRYSON II, ESQ.
WOLF, BLOCK, SCHORR AND SOLIS-COHEN LLP
111 SOUTH 15TH STREET
PHILADELPHIA, PA 19102
(215) 977-2000

CUSIP No. 378937106                                              14D-1- Page 2
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1    NAME OF REPORTING PERSON:              Golden Cycle, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):     23-294-3669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:      WC, AF, BK, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                           [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Pennsylvania
--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                           528,100
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          [  ]
--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:              OO
--------------------------------------------------------------------------------

CUSIP No. 378937106                                                 14D-1-Page 3
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1    NAME OF REPORTING PERSON:                                Alexander Grass
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:      PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                           [  ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     United States
--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                           0
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          [  ]
--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.0%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:              IN
--------------------------------------------------------------------------------

CUSIP No. 378937106                                                14D-1- Page 4
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:              Roger Grass
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:      PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     United States
--------------------------------------------------------------------------------
7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                           0
--------------------------------------------------------------------------------
8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                          [ ]
--------------------------------------------------------------------------------
9   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.0%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON:              IN
--------------------------------------------------------------------------------

This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 dated April 7, 1998 filed by Golden Cycle, LLC, a Pennsylvania limited liability company, to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Global Motorsport Group, Inc., a Delaware corporation (the "Company"), including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 13, 1996 between the Company and American Stock Transfer and Trust Company, as Rights Agent, at $18.00 per Share and associate Right, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 1998 and the related Letter of Transmittal.

The Schedule 14D-1 is hereby amended by adding Alexander Grass and Roger Grass as signatories thereto.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3(b) is hereby amended by adding the following:

     On March 27, 1998, Alexander Grass, on behalf of the Purchaser, sent a letter to Mr. Piazza reiterating the Purchaser=s willingness to negotiate all aspects of its offer and requesting that the Purchaser be provided with all non-public information concerning the Company which is given to third parties considering an acquisition of the Company or used by the Company=s financial advisors in developing strategic alternatives for maximizing value for the Company=s stockholders.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Item 9 is hereby amended by replacing Item 9 to read in its entirety as follows:

     Since the Purchaser has not engaged in any business since its organization other than in connection with the acquisition of the Company, the Consent Solicitation and the Offer, there are no financial statements available regarding the Purchaser. Messrs. Alexander Grass and Roger Grass have sufficient liquid net assets to satisfy their commitment to purchase an aggregate of $50 million in equity securities of the Purchaser to the extent that institutional and other investors do not purchase such securities.

     Item 11(a) is hereby amended by adding the following:

     (a)(10) Press Release, issued by the Purchaser, dated April 17, 1998.

     Item 11(f) is hereby amended by adding the following:

     Notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder=s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder=s offer), to pay for any Shares not theretofore accepted for payment or paid for, unless, prior to the Expiration Date, (1) the Minimum Tender Condition shall have been satisfied,
(2) the Rights Condition shall have been satisfied, (3) the Business Combination Condition shall have been satisfied, (4) the Financing Condition shall have been satisfied and (5) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after April 6, 1998, and before the Expiration Date, any of the events or facts set forth in paragraphs
(a) through (h) set forth in Section 14 of the Offer to Purchase shall have occurred.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The Offer will remain open for a minimum period of 5 business days following the waiver of a material condition of the Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1998

                                        GOLDEN CYCLE, LLC


                                        By: /s/ ROGER GRASS
                                            ---------------------------------
                                            Name: Roger Grass
                                            Title: Vice President

                                        /s/ ALEXANDER GRASS
                                        ------------------------------------
                                        Alexander Grass

                                        /s/ ROGER GRASS
                                        ------------------------------------
                                          Roger Grass

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                   EXHIBIT
----------        ------------------------------------------------------------
(a)(1)            Offer to Purchase, dated April 7, 1998.

(2)               Letter of Transmittal with respect to the Shares and Rights.

(3) Letter, dated April 7, 1998, from Jefferies & Company, Inc. to brokers, dealers, banks, trust companies and nominees.

(4)               Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

(5)               Notice of Guaranteed Delivery.

(6)               IRS Guidelines for Certification of Taxpayer Identification Number on
                  Substitute Form W-9.

(7)               Press Release, dated April 6, 1998.

(8)               Form of summary advertisement, dated April 7, 1998.

(9)               Letter dated April 14, 1998 from Alexander Grass to Mr. Joseph F. Keenan

*(10)             Press Release, issued by the Purchaser, dated April 17, 1998

(b)                None.

(c)               Letter agreement, dated March 6, 1998, between Jeffries &
                  Company, Inc. and the Purchaser.

(d)               None.

(e)               Not Applicable.

(f)               None.

(g) Complaint filed by the Purchaser on April 2, 1998 in the Court of Chancery of the State of Delaware.

(h) Complaint filed by the Purchaser on April 6, 1998 in the United States District Court in and for the District of Delaware.

(i) Complaint filed by the Purchaser on April 7, 1998 in the Court of Chancery of the State of Delaware.


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* Filed herewith.